ALTAMONT PHARMA ACQUISITION CORP.

600 Congress Avenue, 14th Floor

Austin, TX 78702

July 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Altamont Pharma Acquisition Corp.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-254603)

Dear Sir or Madam:

On March 23, 2021, Altamont Pharma Acquisition Corp., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-254603) (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that the Company abandoned the initial public offering of its securities.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact me at (800) 223-6448 or the Company’s counsel, Jason T. Simon at (703) 749-1386.

Very truly yours,

/s/ Mark Pearson
Mark Pearson Chief Executive Officer